[redacted]

07020722

TRILOGY
ENERGY TRUST

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

January 23, 2007

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 3 1 2007
WASH. D.C.
186

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. Press Release Dated January 22, 2007

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

PROCESSED
FEB 0 2 2007
THOMSON
FINANCIAL

Gail L. Yester
Assistant Corporate Secretary

GLY/kp
Enclosure

dw 2/1

TRILOGY
ENERGY TRUST

TRILOGY ENERGY TRUST
Calgary, Alberta

January 22, 2007

NEWS RELEASE: TRILOGY ENERGY TRUST ANNOUNCES JANUARY DISTRIBUTION AND PROVIDES 2007 BUDGET

Trilogy Energy Trust ("TET" or the "Trust") (TSX – TET.UN) announces its cash distribution for January 2007 and provides its budgeted capital expenditures, production volumes and operating costs for 2007.

TET's January 2007 distribution will be $0.10 per Trust Unit. The distribution is payable on February 15, 2007 to unitholders of record on January 31, 2007. The ex-distribution date is January 29, 2007. This distribution level represents an approximate 11% annualized pre-tax cash-on-cash yield based on the January 19, 2007 closing price of $10.67 per unit. TET's January 2007 distribution was determined based on certain assumptions including 2007 forward strip pricing, production volumes of 26,000 Boe/d, capital expenditures of $100 million (excluding land and acquisitions) and operating costs of $10/Boe. The Trust expects to make monthly distributions of $0.10 per Trust Unit for the remainder of 2007, based on those assumptions and other assumptions regarding the Trust's royalties and expenses and its estimated taxable income for 2007.

Capital Expenditures

The Trust has budgeted $100 million for capital spending in 2007, excluding land and acquisition costs. Approximately half of the capital budget is expected to be spent in the first quarter. An additional $10 million may be spent on land throughout the year. TET expects to finance this capital spending with cash flow from operations. The Trust has budgeted 65 (47 net) wells to be drilled in 2007, and additional capital has been allocated to construction of gathering systems and facilities. TET intends to continue to focus capital on exploiting tight gas sands in the Gething and Montney formations in areas with multi-zone development potential and believes that this exploration strategy is economic to pursue in the current price environment and will provide long term value for its unitholders.

Production Volumes

As a result of its budgeted capital spending activities, the Trust is targeting average daily production volumes of 26,000 Boe/d for 2007, weighted 80% toward natural gas. The Trust anticipates that the capital spending program should offset most of the production declines throughout the year. These estimates do not incorporate any acquisition or divestment activity that may occur throughout the year.

Operating Costs

The Trust has budgeted operating costs of $10 per Boe for 2007 and will look for opportunities to reduce its maintenance and operating costs to maximize the value of its operations.

About TET

Trilogy Energy Trust is a petroleum and natural gas-focused Canadian energy trust. TET's Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN".

Forward Looking Information

This news release contains statements concerning distributions to be paid by the Trust and the amount and timing thereof, the Trust's budgeted capital expenditures, production volumes and operating costs for 2007, the Trust's plans for financing its capital expenditures in 2007 and the Trust's exploration strategy and the benefits of such strategy for unitholders. Such forward-looking statements or information are based on a number of assumptions, including those set forth in this press release, which may prove to be incorrect.

Although TET believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because TET can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by TET and described in the forward-looking statements or information. These risks and uncertainties include but are not limited to: volatility of oil and gas prices, fluctuations in currency and interest rates, risks inherent in TET's operations, TET's ability to access external sources of debt and equity capital, TET's ability to enter into or renew leases, imprecision in estimating the timing, costs and levels of production, the results of exploration, development and drilling, TET's ability to secure adequate product transportation, TET's ability to retain and attract qualified personnel, uncertainty in the amounts and timing of royalty payments, imprecision in estimates of product sales, changes in TET's capital expenditure levels and plans, changes in environmental and other regulations or the interpretation of such regulations, weather and general economic and business conditions.

The forward-looking statements or information contained in this news release are made as of the date hereof and TET undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Oil and Gas Advisory

This press release contains disclosure expressed as "Boe" and "Boe/d". All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

For further information, please contact:

James H.T. Riddell, President and Chief Executive Officer
Michael Kohut, Chief Financial Officer
John Williams, Chief Operating Officer
Trilogy Energy Ltd.
4100 – 350 – 7th Avenue S. W.
Calgary, Alberta T2P 3N9
Phone: (403) 290-2900
Fax: (403) 263-8915